UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Balqon Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

058785106

(CUSIP Number)

Ryan Turner
6th Street Investments, LLC
5705 N. West Avenue
Fresno, CA 93711
(559) 435-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058785106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS 6th Street Investments, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,666,664(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,666,664(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,666,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Ryan Turner and Michael Rivera jointly hold the power to vote and dispose of the shares beneficially held by 6th Street Investments, LLC as its co-managers.
(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 25,718,348 shares outstanding as of March 23, 2010, as reported in the Company’s Annual Report on Form 10-K filed on March 31, 2010.

CUSIP No. 058785106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Ryan W. Turner I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,666,664(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,666,664(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,666,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (1)
14	TYPE OF REPORTING PERSON IN

(1)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 25,718,348 shares outstanding as of March 23, 2010, as reported in the Company’s Annual Report on Form 10-K filed on March 31, 2010.

CUSIP No. 058785106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Michael Rivera I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,666,664(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,666,664(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,666,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (1)
14	TYPE OF REPORTING PERSON IN

(1)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 25,718,348 shares outstanding as of March 23, 2010, as reported in the Company’s Annual Report on Form 10-K filed on March 31, 2010.

CUSIP No. 058785106	SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) is related to shares of common stock, $0.001 par value per share (the “Common Stock”), of Balqon Corporation, a Nevada corporation (the “Company”).  The principal executive offices of the Company are located at 1420 240th Street, Harbor City, California 90710.

Item 2.	Identity and Background

This Statement is filed by (i) 6th Street Investments, LLC, a California limited liability company (“6th Street”), whose principal place of business is located at 5705 N. West Avenue, Fresno, CA 93711; (ii) Ryan W. Turner, an individual (“Turner”), whose business address is 5705 N. West Avenue, Fresno, CA 93711; and (iii) Michael Rivera, an individual (“Rivera” and together with 6th Street and Turner, the “Reporting Persons”), whose business address is 5705 N. West Avenue, Fresno, CA 93711.

Turner’s principal occupation is co-manager of 6th Street located at 5705 N. West Avenue, Fresno, CA 93711, which primarily makes and manages investments.  Rivera’s principal occupation is co-manager of 6th Street located at 5705 N. West Avenue, Fresno, CA 93711, which primarily makes and manages investments.

The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Both Turner and Rivera are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 5, 2010, 6th Street purchased an aggregate $500,000 in principal amount of the Company’s 10% Unsecured Subordinated Convertible Promissory Notes which are convertible into 666,666 shares of Common Stock at a conversion price of $0.75 per share, subject to adjustment.  In connection with this purchase, 6th Street was also issued warrants to purchase 666,666 shares of Common Stock (the “Investment”).  6th Street purchase such notes and warrants with the working capital of 6th Street.

In addition, in connection with the Investment, the Company granted 6th Street an option to purchase, on or before May 15, 2010, up to an additional $500,000 in principal amount of the Company’s 10% Unsecured Subordinated Convertible Promissory Notes convertible into up to 666,666 shares of Common Stock at a conversion price of $0.75 per share and warrants exercisable into 666,666 shares of Common Stock at an exercise price of $0.50 per share for an aggregate purchase price of $500,000 (the “Option”).

Ryan Turner and Michael Rivera jointly hold the power to vote and dispose of the shares of Common Stock beneficially held by 6th Street as its co-managers.

CUSIP No. 058785106	SCHEDULE 13D

None of the Reporting Persons beneficially owned any shares of the Common Stock prior to the Investment.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by them or otherwise acquired by them, either in the open market or in privately negotiated transactions.

The Reporting Persons currently do not have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) As of April 12, 2010, 6th Street was the beneficial owner of 2,666,664 shares of Common Stock (which represents approximately 9.39% of the outstanding shares of Common Stock, based on information reported in the Company’s annual report on Form 10-K filed on March 31, 2010).  The 2,666,664 shares of Common Stock beneficially owned by 6th Street include 666,666 shares of Common Stock underlying convertible notes and 666,666 shares of Common Stock underlying warrants.  It also includes shares of Common Stock underlying a right to buy notes convertible into 666,666 shares of Common Stock and warrants exercisable into 666,666 shares of Common Stock on or before May 15, 2010.  Ryan Turner and Michael Rivera jointly hold the power to vote and dispose of the shares of Common Stock beneficially held by 6th Street as its co-managers.  Pursuant to Rule 13d-3, the Reporting Persons are deemed the beneficial owner of shares of Common Stock that they can acquire within 60 days of the date hereof through the exercise of such convertible notes and warrants and the right to exercise the Option to buy and exercise additional convertible notes and warrants.

(b)
	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
6th Street Investments, LLC	0	2,666,664	0	2,666,664
Ryan W. Turner	2,666,664	0	2,666,664	0
Michael Rivera	2,666,664	0	2,666,664	0

(c)           During the past sixty days, the Investment and the Company’s granting of the Option are the only transactions in the Common Stock.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 058785106	SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Turner and Rivera jointly hold the power to vote and dispose of the shares of Common Stock beneficially held by 6th Street as its co-managers.

On March 5, 2010, in connection with the Investment, the Company granted 6th Street the Option described in Item 3 above pursuant to letter dated March 5, 2010 (the “Option Letter”).  The description of the Option in Item 3 above is incorporated herein by reference.  The Option Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On April 14, 2010, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.1	Option Letter

99.2	Joint Filing Agreement of the Reporting Persons

CUSIP No. 058785106	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2010	6TH STREET INVESTMENTS, LLC

/s/ RYAN W. TURNER
Ryan W. Turner, Manager

/s/ MICHAEL RIVERA
Michael Rivera, Manager

Dated: April 14, 2010	/s/ RYAN W. TURNER
Ryan W. Turner, an individual

Dated: April 14, 2010	/s/ MICHAEL RIVERA
Michael Rivera, an individual